PIZZA  INN,  INC.
                             401(K)  SAVINGS  PLAN

                           FINANCIAL  STATEMENTS  AND
                            SUPPLEMENTAL  SCHEDULES
                   WITH  REPORT  OF  INDEPENDENT  AUDITORS

                        DECEMBER  31,  2002  AND  2001

                         REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrator of the Pizza Inn, Inc. 401(k) Savings Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Pizza Inn, Inc. 401(k) Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICEWATERHOUSECOOPERS LLP
Dallas,  Texas
May  30,  2003

PIZZA  INN,  INC.  401(K)  SAVINGS  PLAN
TABLE  OF  CONTENTS
-------------------





                                                                           Page
                                                                           ----

Report  of  Independent  Auditors                                             1

Financial  Statements:

     Statements  of  Net  Assets  Available  for  Benefits                    2

     Statement  of  Changes  in  Net  Assets  Available  for  Benefits        3

     Notes  to  Financial  Statements                                      4-10

Supplemental  Schedules:

     Schedule  of  Assets  (Held  at  End  of  Year)  (Schedule  I)          11

     Schedule  of  Reportable  Transactions  (Schedule  II)                  12





Note: Other schedules required by Section 2520.103 - 10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.



Exhibits  (filed  herewith)

23.1     Consent  of  Independent  Auditors

99.1     Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2     Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002



PIZZA  INN,  INC.  401(K)  SAVINGS  PLAN
STATEMENTS  OF  NET  ASSETS  AVAILABLE  FOR  BENEFITS
-----------------------------------------------------
DECEMBER  31,  2002  AND  2001
------------------------------


                                                                    2002         2001
                                                                 -----------  -----------
Investments, at fair value:
  Mutual funds, at fair value . . . . . . . . . . . . . . . . .  $1,020,573   $1,260,624
  Pizza Inn, Inc. common stock, at market value (434,088 and
    304,422 shares at December 31, 2002 and 2001, respectively)   1,001,181      468,414
  Participant loans . . . . . . . . . . . . . . . . . . . . . .     124,466      136,829
                                                                 -----------  -----------

  Total investments . . . . . . . . . . . . . . . . . . . . . .   2,146,220    1,865,867

Liabilities:
  Excess contributions payable. . . . . . . . . . . . . . . . .      (9,315)      (1,418)
                                                                 -----------  -----------

  Net assets available for benefits . . . . . . . . . . . . . .  $2,136,905   $1,864,449
                                                                 -----------  -----------


   The accompanying notes are an integral part of these financial statements.


PIZZA  INN,  INC.  401(K)  SAVINGS  PLAN
STATEMENT  OF  CHANGES  IN  NET  ASSETS AVAILABLE  FOR  BENEFITS
------------------------
DECEMBER  31,  2002  AND  2001
------------------------------






                                                             2002
                                                       ----------
Additions to net assets attributed to:
  Investment income:
    Net appreciation in the fair value of
      investments (see Note 4). . . . . . . . . . . .  $   69,977
    Interest and dividends. . . . . . . . . . . . . .      23,708

  Contributions:
    Participant . . . . . . . . . . . . . . . . . . .     325,836
    Employer. . . . . . . . . . . . . . . . . . . . .      89,883
    Participant rollover. . . . . . . . . . . . . . .       8,092
                                                       ----------

      Total additions . . . . . . . . . . . . . . . .     517,496
                                                       ----------

Deductions from net assets attributed to:
  Benefits paid to participants and other deductions.     245,040
                                                       ----------

      Total deductions. . . . . . . . . . . . . . . .     245,040
                                                       ----------

        Net increase. . . . . . . . . . . . . . . . .     272,456

Net assets available for benefits:
  Beginning of year . . . . . . . . . . . . . . . . .   1,864,449
                                                       ----------

  End of year . . . . . . . . . . . . . . . . . . . .  $2,136,905
                                                       ----------



   The accompanying notes are an integral part of these financial statements.


PIZZA  INN,  INC.  401(K)  SAVINGS  PLAN
NOTES  TO  FINANCIAL  STATEMENTS
--------------------------------

1.     DESCRIPTION  OF  THE  PLAN

     Pizza Inn, Inc. 401(k) Savings Plan ("Plan") was approved and adopted by the board of directors of Pizza Inn, Inc. ("Company") on May 30, 1985 and was implemented on July 1, 1985. The Plan is qualified under sections 401(a), 401(k) and 501(a) of the Internal Revenue Code ("Code") and, accordingly, is exempt from federal income taxes. On January 1, 2002, the Plan was amended to comply with the Economic Growth and Tax Relief Reconciliation Act signed into law on June 8, 2001. The financial statements are prepared with the assumption that the Plan has maintained its exemption under the Code (see Note 3).

     The following description of the Plan's provisions provides only general information. Participants should refer to the Plan agreement for more complete information regarding the Plan's definitions, benefits, eligibility and other matters. The Plan agreement is controlling at all times.


          INVESTMENT  ALTERNATIVES

     A participant may direct contributions in any combination of the following investment alternatives:

-     FIDELITY  ADVISORS  HIGH  YIELD  FUND

     This fund seeks a high level of income and the potential for capital gains by investing primarily in high-yield, fixed income and zero coupon securities, such as bonds, debentures and notes, convertible securities, and preferred stocks.

-     FRANKLIN  SMALL-CAP  GROWTH  FUND

     This fund seeks long-term capital appreciation by investing in equity securities of companies with a market capitalization of less than $1 billion.

-     JANUS  FUND

     This fund seeks capital appreciation consistent with preservation of capital by investing in common stocks of companies and industries experiencing favorable demand for their products and services.

-     SCUDDER  GROWTH  &  INCOME  FUND

     This fund seeks growth of capital, current income, and growth of income by investing in dividend-paying common stocks, preferred stocks, and convertible securities with growth potential.

-     WELLS  FARGO  STABLE  RETURN  FUND

     This fund seeks safety of principal while providing low-volatility total return by investing primarily in guaranteed investment contracts, guaranteed investment contract alternatives, marketable securities, and money market instruments.

-     WELLS  FARGO  DIVERSIFIED  BOND  FUND

     This fund seeks to provide total return by diversifying its investments among three different fixed-income investment styles. The fund follows a multi-style approach seeking to reduce the price and return volatility of the fund and to provide the potential for more consistent returns.

-     WELLS  FARGO  INDEX  FUND

     This fund seeks to replicate the return of the Standard & Poor's 500 Composite Stock Price Index by investing in substantially all the stocks of the index in substantially the same weightings as the Index.

-     DREYFUS  SMALL  COMPANY  VALUE  FUND

     This fund seeks capital appreciation by investing in stocks of companies with relatively low price to book ratios, low price to earnings ratios, or higher than average dividend payments.

-     MFS  MID-CAP  GROWTH  FUND

     This fund seeks long-term growth of capital by investing in common stocks and related securities of medium-sized companies, which the fund's investment advisor believes have above-average growth potential.

-     AMERICAN  CENTURY  INTERNATIONAL  GROWTH  FUND

     This fund seeks capital growth by investing primarily in common stocks of foreign companies with the potential for capital appreciation.

-     AMERICAN  CENTURY  EQUITY  INCOME  FUND

     This fund seeks to provide current income with capital appreciation as a secondary objective. The fund pursues this objective by looking for securities with a favorable income-paying history that have prospects for income payments to continue or increase as well as looking for undervalued securities that have the potential for an increase in price.

-     PIZZA  INN,  INC.  COMMON  STOCK  ACCOUNT

     This fund invests solely in the common stock of Pizza Inn, Inc. The cost of the common stock at December 31, 2002 and 2001 was $1,059,290 and $987,721 respectively.

     PARTICIPATION

     The Plan participation requirements allow employees who have six months of service with the Company and who are 21 years of age or older to participate in the Plan. At December 31, 2002 and 2001, employees participating in the Plan approximated 102 and 90, respectively.

     Participants can defer up to 15% of their salary toward Plan contribu-tions. Matching contributions can be made at the discretion of the Company. Company matching contributions for the plan year ended December 31, 2002 equaled 50% up to the first 4% of the participants' contributions. The matching Company contribution is invested directly in Pizza Inn, Inc. common stock. Participants are not able to move the employer matching contributions out of the Pizza Inn, Inc. common stock and into other investment options. In addition, at the election of the board of directors, the Company may make discretionary contributions. There were no discretionary contributions made for the year ended December 31, 2002. Rollover contributions from other qualified plans can be added to the plan by eligible participants.

     For the plan year ended December 31, 2002, the Plan failed the average deferral percentage discrimination testing. In order to continue as a qualified plan, the excess participant contributions must be refunded to participants during the following Plan year. Such amounts refunded to participants are reflected as excess contributions payable to participants on the statement of net assets available for benefits.

     PARTICIPANT  ACCOUNTS

     Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested accounts.

          VESTING

Participant contributions, and the earnings thereon, are fully and immediately vested. Company contributions vest at the rate of 25% per year over four years of service.

     FORFEITURES

     There were no unallocated forfeited, nonvested account balances as of December 31, 2002 and 2001. Forfeitures of unvested Company matching contributions by terminated employees are accumulated and periodically applied to reduce the Company's matching contributions for the applicable plan year. Employer contributions were reduced by $4,223 from forfeited, nonvested accounts during the year ended December 31, 2002.

     PARTICIPANT  LOANS

     Participants may obtain a loan from the Plan in an amount not to exceed 50% of their vested balance up to a maximum of $50,000. The minimum loan available is $1,000. Loans bear interest at a rate of 2% over prime, are collateralized by the participant's vested account balance and are repaid over a maximum repayment term of up to fifteen years. Principal and interest is paid ratably through monthly payroll deductions.








     PAYMENT  OF  BENEFITS

Terminating participants are entitled to receive 100% of their contributions to the Plan and any income or loss thereon, as well as their vested portion of the Company contributions and any income or loss thereon. Generally, benefits attributable to employer contributions are not payable prior to termination. However, hardship distributions of a portion of the employee's contribution and employer's contribution, to the extent vested, may be made to the participant in certain situations, as defined in the Plan.

     Terminated employees may continue to participate in the Plan, and the expenses related to their participation are paid by the Company.

     PLAN  TERMINATION

     Although it has not expressed any intent to do so, the Company maintains the right to terminate the Plan at any time. In the event that the Plan is terminated, the participants become 100% vested in their accounts.

2.     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     BASIS  OF  PRESENTATION

     The Plan's financial statements are presented using the accrual method of accounting in conformity with generally accepted accounting principles.

     INVESTMENTS  AND  INVESTMENT  INCOME

     The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investments in mutual funds and stocks, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

     The investments are valued at fair value or the ending net asset value on the last business day of the Plan year. Investments in the Company's common stock are valued at the fair value as determined by the closing quoted market price on December 31, 2002 and 2001. Purchases and sales of securities are recorded on a trade-date basis.

     Investment  income  and  dividends  are  recognized  when  earned.

     DETERMINATION OF UNREALIZED APPRECIATION/DEPRECIATION AND GAIN OR LOSS ON INVESTMENTS

     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses, and the unrealized appreciation (depreciation) on those investments.

     Unrealized appreciation or depreciation in the fair value of investments held at year-end and gain or loss on sale of investments during the year are determined using the fair value at the beginning of the year or purchase price if acquired during the year.

     PLAN  EXPENSES

     Audit fees, other miscellaneous expenses and all other costs of administering the Plan are paid by the Company and therefore are not reflected in the Plan's financial statements. Certain transaction costs, although borne by the Plan, are specifically charged to the individual participant who initiated the transaction by reducing their balance in Plan assets.

     PARTICIPANT  LOANS

     Participant loans are valued at original loan value, plus accrued interest, less principal repayments, which approximates fair value. Interest rates on the loans range from 6.25% to 11.5% and 7% to 11.5% at December 31, 2002 and 2001, respectively, with maturity dates of fifteen years or less.

     PAYMENT  OF  BENEFITS

     Benefits  are  recorded  when  paid.

     USE  OF  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make significant estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates.

3.     TAX  STATUS  OF  THE  PLAN

     Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code and therefore, the Plan is exempt from taxation under section 501(a). The Internal Revenue Service ("IRS") granted a favorable letter of determination to the Plan in 1986. During 1997 and 2001, the Company received favorable letters of determination from the IRS for amendments to the Plan. Generally, contri-butions to a qual-ified plan are deductible by the Company when made. Earnings of the Plan are tax deferred and participants are not taxed on their benefits until withdrawn from the Plan.

     Management is unaware of any variations in the operation of the Plan from the terms of the Plan documents, as amended. Management believes the Plan is qualified under the applicable sections of the Code and the Employee Retirement Income Security Act of 1974 ("ERISA").












4.     INVESTMENTS

     The following presents investments that represent 5% or more of the Plan's net assets:



                                         DECEMBER 31,
                                        -------------
  INVESTMENT                          2002         2001
--------------------------------  -------------  --------
  Pizza Inn, Inc. common stock*.  $   1,001,181  $468,414
  Janus Fund . . . . . . . . . .        270,322   376,015
  Scudder Growth & Income Fund .        111,694   129,788
  Franklin Small-Cap Growth Fund        180,266   263,263
  Wells Fargo Stable Return Fund        115,713   141,023
  Participant loans. . . . . . .        124,466   136,829

*Nonparticipant-directed  (Note  5)

     During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated
(depreciated)  in  value  by  $69,977  as  follows:




Mutual funds. . . . . . . . . . . . . . . . . . . .  $(321,290)
Common/collective funds . . . . . . . . . . . . . .      7,056
Pizza Inn, Inc. common stock. . . . . . . . . . . .    384,211
                                                     ----------

  Net appreciation in the fair value of investments  $  69,977
                                                     ----------




5.     NONPARTICIPANT-DIRECTED  INVESTMENTS

     Employer contributions are automatically invested in Pizza Inn, Inc. common stock. Employees also have the option of investing their contribution, or a portion thereof, in Pizza Inn, Inc. common stock. Since the activity of the nonparticipant-directed and participant-directed investments are combined, the entire investment option is considered nonparticipant-directed for purposes of this disclosure. Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:



                                       DECEMBER 31,
                                    -------------
                                    2002         2001
                                -------------  --------
Investments, at fair value
  Pizza Inn, Inc. common stock  $   1,001,181  $468,414
                                -------------  --------




                                                   YEAR ENDED
                                                   DECEMBER 31,
                                                            2002
                                                   --------------

Changes in Net Assets:
  Employer contributions. . . . . . . . . . . . .  $      94,106
  Participant contributions . . . . . . . . . . .         45,506
  Net appreciation. . . . . . . . . . . . . . . .        384,211
  Benefits paid to participants . . . . . . . . .       (119,523)
  Transfers from participant-directed investments        128,467
                                                   --------------

    Net Increase. . . . . . . . . . . . . . . . .  $     532,767
                                                   --------------





     1.       PARTY-IN-INTEREST  TRANSACTIONS

Certain plan investments are shares of Pizza Inn, Inc. Common Stock. Pizza Inn, Inc. sponsors the plan; therefore, this investment is considered a party-in-interest transaction. The Plan recorded purchases of $289,485 and sales of $140,929 of the Company's stock during the year ended December 31, 2002.

Certain Plan investments are shares of mutual funds managed by Wells Fargo or its affiliates. This institution serves as trustee to the Plan and, therefore, these investments qualify as party-in-interest transactions. In addition, the Plan has a program to provide loans to participants and therefore these also qualify as party-in-interest transactions.

                             SUPPLEMENTAL SCHEDULES

PIZZA  INN,  INC.  401(K)  SAVINGS  PLAN     SCHEDULE  I
SCHEDULE  H,  LINE  4I  -  SCHEDULE  OF  ASSETS  (HELD  AT  END  OF  YEAR)
--------------------------------------------------------------------------
AS  OF  DECEMBER  31,  2002

                                                          DESCRIPTION OF INVESTMENT
                                                          INCLUDING MATURITY DATE,
     IDENTITY OF ISSUE, BORROWER,                      RATE OF INTEREST, COLLATERAL,                         CURRENT
       LESSOR OR SIMILAR PARTY                               PAR OR MATURITY VALUE          COST               VALUE
     ---------------------------------                ------------------------------        -----             ------
* Pizza Inn, Inc.                                     Common Stock                        1,059,290           1,001,181
* Wells Fargo Stable Return Fund                      Common/Collective fund                                    115.713
  Fidelity Advisors High Yield Fund. . . . . . . . .  Mutual Fund                                                56,288
  MFS Mid-Cap Growth Fund. . . . . . . . . . . . . .  Mutual Fund                                                49,413
  Dreyfus Small Company Value Fund . . . . . . . . .  Mutual Fund                                                58,720
  Franklin Small-Cap Growth Fund . . . . . . . . . .  Mutual Fund                                               180,266
  American Century International
    Growth Fund. . . . . . . . . . . . . . . . . . .  Mutual Fund                                                12,144
* Wells Fargo Diversified Bond Fund  Mutual Fund      Mutual Fund                                                42,669
  Janus Fund . . . . . . . . . . . . . . . . . . . .  Mutual Fund                                               270,322
  Scudder Growth and Income Fund . . . . . . . . . .  Mutual Fund                                               111,694
  American Century Equity Income Fund. . . . . . . .  Mutual Fund                                                78,570
* Wells Fargo Index Fund                              Mutual Fund                                                44,774
* Participant loans                                   General purpose loans,
                                                      maturing from 2003-2007
                                                      bearing interest at 6.25%
                                                      to 11.5%                                                  124,466
                                                                                                          -------------

          Total assets held for investment purposes                                                       $   2,146,220
                                                                                                          -------------

*     Party-in  interest
**     Cost  not  required  for  participant-directed  investments.




PIZZA  INN,  INC.  401(K)  SAVINGS  PLAN     SCHEDULE  II
SCHEDULE  H,  LINE  4J  -  SCHEDULE  OF  REPORTABLE  TRANSACTIONS
-----------------------------------------------------------------
FOR  THE  YEAR  ENDED  DECEMBER  31,  2002
------------------------------------------






                                                     TOTAL             TOTAL          TOTAL          TOTAL
                                                  NUMBER OF        DOLLAR VALUE    NUMBER OF    DOLLAR VALUE    NET GAIN
IDENTITY OF PARTY       DESCRIPTION OF ASSET      PURCHASES        OF PURCHASES       SALES        OF SALES    OR (LOSS)
--------------------    ---------------------- --------  ------------  -------------  -------------  --------  ---------


Series of transactions within the plan year with respect to securities of the same issue that, when aggregated, involve more than 5% of the current value of plan assets:
Pizza Inn, Inc.. . . . . .  Common Stock             37  $            289,485
Pizza Inn, Inc. . .  . . .  Common Stock                                               30     $     140,929   (77,179)